UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended December 31, 2023 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2024 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated February 5, 2024. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is being filed in the context of other prior disclosures filed by MUFG in Japan and discusses selected recent developments taking into account those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2023 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2023 filed in Japan on June 27, 2023. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in January 2024 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
Decline in capital sufficiency / Increase in risk assets	• Our capital management may be adversely affected by an increase in unrealized losses on debt securities due to a rise in interest rates globally.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
Increase in credit costs

•   Sudden deterioration in global economic activities may result in an increase in our credit costs.

•   Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•   Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•   System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to climate changes

•   If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•   Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in January 2024. These risk events include risk events of general applicability.

3.	Risks relating to reforms of London Interbank Offered Rate and other interest rate benchmarks

We have various transactions, including derivatives, loans, bonds, and securitized products, that reference or referenced London Interbank Offered Rate, or LIBOR, and other interest rate benchmarks. ICE Benchmark Administration Limited, the LIBOR administrator, ceased publication of the one-week and two-month U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings on a representative basis after December 31, 2021 and publication of all other U.S. dollar LIBOR settings after June 30, 2023.

In preparation for the discontinuation of the publication of LIBOR, we have been taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, and our transition away from LIBOR and related benchmarks with respect to transactions referencing LIBOR settings which ceased to be published after December 31, 2021 have been mostly completed, with a strategy in place for the remainder of such transactions. With respect to transactions referencing U.S. dollar LIBOR settings and which ceased to be published after June 30, 2023, although we have made substantial progress on our transition away from such U.S. dollar LIBOR settings and related benchmarks, we continue to take measures to complete such transition, while relying on legislative solutions for existing contracts that cannot feasibly be transitioned away from U.S. dollar LIBOR.

Such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty, including as to the economic characteristics and performance, market acceptance, and accounting and regulatory treatment of such alternative reference rates and the transition to such rates, and may have various adverse impacts on our business, financial position and operating results. In particular, among other things,

•

such transition may adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•

we may be unable to modify contracts with our counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates as planned;

•

such transition may result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative reference rate adopted in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	such transition may require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates; and

•	our operational and risk management systems may not be fully effective to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates.

15.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In February 2019, MUFG Bank entered into a consent order with the U.S. Office of the Comptroller of the Currency, or OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank undertook necessary actions relating to the consent order, and the OCC terminated the consent order pertaining to MUFG Bank’s compliance with Bank Secrecy Act/Anti-Money Laundering program requirements in December 2022.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

19.	Risks relating to regulatory changes

As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of emerging technologies, political and geopolitical developments, environmental, social and governance concerns, and other concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry and the resulting failures of financial institutions. The laws, regulations and standards that apply to us are often complex and, in many cases, we must make interpretive decisions regarding the application of such laws, regulations and standards to our business activities. Future developments or changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice, interpretations and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. We may be unable to enhance our compliance management programs and systems, which, in some cases, are supported by third-party service providers, as required or planned. Our failure or inability to comply fully with applicable laws and regulations may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations, our inability to obtain regulatory approvals for future strategic initiatives or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

Additional Japanese GAAP Financial Information for the Nine Months Ended December 31, 2023

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

None.

II.	Significant changes in the scope of application of the equity method

None.

(Changes in Presentation of Financial Information)

“Refund of income taxes”, which was previously presented separately from “Income taxes” on a disaggregated basis for the nine months ended December 31, 2022, is included in “Income taxes” on a net basis from the nine months ended December 31, 2023 due to the decreased significance in the recorded amount. In order to reflect this change in presentation, the consolidated financial statements for the nine months ended December 31, 2022 have been reclassified.

As a result, “Income taxes” of ¥373,662 million and “Refund of income taxes” of ¥(49,569) million previously presented in the consolidated statement of income for the nine months ended December 31, 2022 have been aggregated on a net basis and reclassified into “Income taxes” of ¥324,093 million.

(Additional Information)

(Information relevant to an understanding by readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, determination of internal credit ratings for some counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account additional expected losses that are not reflected in such loss rates calculated based on historical loss experience and other factors, especially in light of the Russia-Ukraine situation. The amount of impact of these adjustments was ¥42,491 million as of December 31, 2023 (¥69,569 million as of March 31, 2023).

Given that actual loss information after the expansion of COVID-19 has been accumulated and the impact of COVID-19 is reflected in the loss rates calculated based on historical loss experience, starting in the semi-annual reporting period ended September 30, 2023, no adjustment is made based on future projections that take into account the rate of increase in the credit loss rate or the default probability in a recent period.

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification Topic 326, “Financial Instruments—Credit losses,” provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, some counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to factors with respect to which objective data are not readily available such as changes in the economic environment, commodity prices, monetary policy and geopolitical situation in each country.

In particular, the outlook relating to the Russia-Ukraine situation remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation will remain for some time. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the nine-month period ended December 31, 2023, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the fiscal year ending March 31, 2024, and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

(Provisional closing of accounts of a significant equity-method affiliate)

Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, the equity method of accounting was applied to Morgan Stanley’s consolidated financial statements as of the end of Morgan Stanley’s quarterly reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that, effective from the nine months ended December 31, 2023, the equity method of accounting will be applied to Morgan Stanley based on a provisional closing of accounts to be implemented as of December 31, which is the end of MUFG’s quarterly reporting period.

Accordingly, for the nine months ended December 31, 2023, the equity method of accounting have been applied to Morgan Stanley’s consolidated financial statements for the twelve-month period from January 1, 2023 to December 31, 2023 based on a provisional closing of accounts, and the impact of implementation of such provisional closing of accounts has been reflected in MUFG’s consolidated financial statements for the nine months ended December 31, 2023.

For the period from January 1, 2023 to March 31, 2023, equity in earnings of the equity method investees related to Morgan Stanley is 99,295 million, losses on change in equity related to Morgan Stanley is 22,058 million, and share of other comprehensive income of associates accounted for using equity method related to Morgan Stanley included in other comprehensive income is 204,599 million.

2.	Consolidated Balance Sheets

I.

Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”) were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers’ liabilities for acceptances and guarantees, each as included in the consolidated balance sheets, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheets.

	(in millions of yen)
	March 31, 2023	December 31, 2023
Bankrupt or De facto Bankrupt	¥198,312	¥242,046
Doubtful	¥746,207	¥735,281
Special Attention	¥618,892	¥619,714
Accruing loans contractually past due 3 months or more	¥23,679	¥26,537
Restructured loans	¥595,212	¥593,177
Subtotal	¥1,563,411	¥1,597,042
Normal	¥121,766,210	¥127,623,494
Total	¥123,329,622	¥129,220,536

The amounts provided in the table above represent gross amounts before deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2023	December 31, 2023
Principal-guaranteed money trusts	¥6,408,838	¥6,397,805

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2023	December 31, 2023
Guarantee obligations for private placement bonds	¥313,903	¥300,353

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2022	2023
Equity in earnings of the equity method investees	¥357,673	¥361,891
Gains on sales of equity securities	237,258	245,665

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2022	2023
Provision for allowance for credit losses	¥31,098	¥199,282
Write-offs of loans	546,999	119,478

III.	(Additional information)

In connection with the planned sale of the shares in MUFG Union Bank, N.A., MUFG Americas Holdings Corporation recognized an aggregate of ¥1,044,886 million of losses for the nine months ended September 30, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” The aggregate losses reflected ¥594,782 million of valuation losses related to securities held for sale recorded as Other operating expenses and ¥449,547 million of valuation losses related to loans held for sale recorded as Other ordinary expenses.

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the nine-month periods ended December 31, 2022 and 2023. Depreciation (including amortization of intangible assets other than goodwill) and Amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2022	2023
Depreciation	¥235,283	¥248,481
Amortization of goodwill	15,637	15,688

5.	Shareholders’ Equity

For the nine months ended December 31, 2022

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2022	Common stock	183,396	14.5	March 31, 2022	June 30, 2022	Retained earnings
Meeting of Board of Directors on November 14, 2022	Common stock	197,131	16.0	September 30, 2022	December 5, 2022	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

For the nine months ended December 31, 2023

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2023	Common stock	192,859	16.0	March 31, 2023	June 30, 2023	Retained earnings
Meeting of Board of Directors on November 14, 2023	Common stock	247,101	20.5	September 30, 2023	December 5, 2023	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2022

	(in millions of yen)
	For the nine months ended December 31, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥556,999	¥437,965	¥554,522	¥701,202	¥269,432	¥537,597	¥3,057,718	¥549,187	¥(8,231)	¥3,598,674
Operating expenses	390,492	342,882	248,809	478,688	189,559	252,043	1,902,476	206,472	117,054	2,226,002

Operating profit (loss)	¥166,507	¥95,082	¥305,712	¥222,514	¥79,872	¥285,553	¥1,155,242	¥342,715	¥(125,286)	¥1,372,671

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

For the nine months ended December 31, 2023

	(in millions of yen)
	For the nine months ended December 31, 2023
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥573,521	¥491,941	¥697,930	¥488,677	¥308,791	¥622,369	¥3,183,231	¥451,310	¥(3,578)	¥3,630,964
Operating expenses	395,529	347,213	251,167	271,323	218,395	254,374	1,738,004	222,972	168,442	2,129,419

Operating profit (loss)	¥177,992	¥144,727	¥446,763	¥217,353	¥90,395	¥367,995	¥1,445,227	¥228,337	¥(172,021)	¥1,501,544

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net otheroperating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

	(in millions of yen)
	For the nine months ended December 31,
	2022	2023
Total operating profit of reporting segments	¥1,372,671	¥1,501,544
Operating profit of consolidated subsidiaries excluded from reporting segments	(221)	42
Provision for general allowance for credit losses	78,461	(96,322)
Credit related expenses	(660,826)	(242,720)
Gains on reversal of reserve for contingent losses included in credit costs	23,208	—
Gains on loans written-off	74,641	75,426
Net gains on equity securities and other securities	203,113	227,456
Equity in earnings of the equity method investees	357,673	361,891
Others	(599,787)	(25,449)

Ordinary profit in the consolidated statement of income	¥848,932	¥1,801,867

(Note)

In connection with the planned sale of the shares in MUB, an aggregate of ¥1,044,886 million of losses were recognized for the nine months ended December 31, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consisted mainly of ¥594,782 million of valuation losses related to securities held for sale, which were included in “Others”, and ¥449,547 million of valuation losses related to loans held for sale, which were included in “Credit related expenses.”

(3)	Changes relating to reporting segments

From the nine months ended December 31, 2023, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the nine months ended December 31, 2022 has been restated based on the new calculation method.

7.	Financial Instruments

The following shows those financial instruments as of December 31, 2023 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2023.

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2023

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1)	3,665,466	5,339,485	112,109	9,117,060
Securities (Available-for-sale securities)
Government bonds	23,292,055	226,776	—	23,518,832

Trading liabilities (*1)	5,246,139	102,380	—	5,348,520

(*1)	The derivatives transactions recorded in trading assets and liabilities are not included in the above table.

As of December 31, 2023

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1)	6,339,248	6,168,149	87,597	12,594,995
Securities (Available-for-sale securities)
Government bonds	20,705,795	28,388	—	20,734,183

Trading liabilities (*1)	5,754,707	185,722	—	5,940,429

(*1)	The derivatives transactions recorded in trading assets and liabilities are not included in the above table.

8.	Securities

*1

The following shows those securities as of December 31, 2023 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2023.

*2

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Available-for-sale securities

	(in millions of yen)
	March 31, 2023
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥1,551,194	¥4,271,923	¥2,720,728
Domestic bonds	29,871,925	29,751,905	(120,020)
Government bonds	23,605,197	23,518,832	(86,365)
Municipal bonds	2,773,749	2,759,940	(13,808)
Short-term corporate bonds	—	—	—
Corporate bonds	3,492,978	3,473,132	(19,846)
Other securities	32,277,789	31,097,247	(1,180,541)
Foreign equity securities	473,982	408,377	(65,604)
Foreign bonds	22,826,369	21,710,161	(1,116,208)
Other	8,977,436	8,978,707	1,271

Total	¥63,700,909	¥65,121,075	¥1,420,165

	(in millions of yen)
	December 31, 2023
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥1,451,224	¥4,672,177	¥3,220,952
Domestic bonds	24,855,428	24,728,133	(127,295)
Government bonds	20,811,360	20,734,183	(77,176)
Municipal bonds	1,243,948	1,236,107	(7,841)
Short-term corporate bonds	—	—	—
Corporate bonds	2,800,119	2,757,842	(42,277)
Other securities	30,749,143	29,720,451	(1,028,692)
Foreign equity securities	663,279	665,513	2,234
Foreign bonds	20,639,115	19,691,732	(947,382)
Other	9,446,749	9,363,205	(83,544)

Total	¥57,055,797	¥59,120,762	¥2,064,965

(Note 1)	Available-for-sale securities (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

(a)	Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

Fair value is lower than acquisition cost.

(b)	Issuers requiring close watch:

Fair value has declined by 30% or more from acquisition cost.

(c)	Normal issuers:

Fair value has declined by 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries. “Normal issuers” means issuers other than those who are classified in the four categories mentioned above.

(Note 2)	The total difference as of March 31, 2023 includes ¥127,758 million of revaluation gains on securities by application of the fair value hedge accounting method. The total difference as of December 31, 2023 includes ¥225,876 million of revaluation gains on securities by application of the fair value hedge accounting method.

(Note 3)	Foreign bonds of ¥22,018 million (¥22,267 million at fair value) that are amortized at cost in accordance with IFRS9 at certain overseas subsidiaries are not included in the table as of December 31, 2023.

9.	Money Held in Trust

There are no material changes to be disclosed as of December 31, 2023 compared to March 31, 2023.

10.	Derivatives

The following shows those derivatives as of December 31, 2023 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2023.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥10,159,452	¥6,916	¥6,916
	Interest rate options	4,082,022	3,310	(2)
Over-the-counter	Forward rate agreements	9,569,843	68	68
(“OTC”) transactions	Interest rate swaps	1,441,504,358	(363,967)	(363,967)
	Interest rate swaptions	51,482,823	(142,139)	(69,887)
	Other	11,340,660	(37,628)	(37,197)

	Total	—	¥(533,439)	¥(464,069)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥12,414,290	¥(1,546)	¥(1,546)
	Interest rate options	3,500,586	928	(648)
OTC transactions	Forward rate agreements	20,919,526	20,226	20,226
	Interest rate swaps	1,586,805,448	228,226	228,226
	Interest rate swaptions	52,711,477	(95,402)	(40,887)
	Other	16,974,926	(18,904)	(10,360)

	Total	—	¥133,528	¥195,009

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥558,248	¥2,229	¥2,229
OTC transactions	Currency swaps	71,642,892	223,796	223,796
	Forward contracts on foreign exchange	203,252,064	(26,371)	(26,371)
	Currency options	19,743,916	32,116	(8,183)

	Total	—	¥231,771	¥191,471

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥690,262	¥(6,030)	¥(6,030)
OTC transactions	Currency swaps	76,372,183	571,193	571,193
	Forward contracts on foreign exchange	217,182,688	(59,723)	(59,723)
	Currency options	19,474,024	24,746	2,906

	Total	—	¥530,186	¥508,345

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

III.	Credit-related derivatives

		(in millions of yen)
		March 31, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥11,382,330	¥1,965	¥1,965

	Total	—	¥1,965	¥1,965

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		December 31, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥5,282,609	¥(3,228)	¥(3,228)

	Total	—	¥(3,228)	¥(3,228)

(Notes)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

11.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the nine months ended December 31,
	2022	2023
Fees and commissions	¥1,384,135	1,453,913
Fees and commissions on remittances and transfers	121,554	124,134
Fees and commissions on deposits	49,853	32,948
Fees and commissions on loans (*1)	265,222	305,468
Fees and commissions on trust-related services	83,062	82,951
Fees and commissions on security-related services	111,626	125,376
Fees and commissions on credit card business (*1)	225,388	239,390
Fees and commissions on administration and management services for investment funds and investment advisory services	177,461	197,657
Guarantee fees (*2)	91,203	97,989
Other fees and commissions (*1)	258,763	247,996

Trust fees	¥107,390	102,167

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”

2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”

3.

Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.

12.	Per Share Information

Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the nine months ended December 31,
	2022	2023
Basic earnings per common share	¥27.69	¥108.04
Diluted earnings per common share	27.42	107.77

	(in millions of yen)
	For the nine months ended December 31,
	2022	2023
Profits attributable to owners of parent	¥343,175	¥1,297,916
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	343,175	1,297,916

	(in thousands)
	For the nine months ended December 31,
	2022	2023
Average number of common shares during the periods	12,392,140	12,013,210

	(in millions of yen)
	For the nine months ended December 31,
	2022	2023
Diluted earnings per share
Adjustments to profits attributable to owners of parent	¥(3,333)	¥(3,170)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(3,333)	(3,170)

	(in thousands)
	For the nine months ended December 31,
	2022	2023
Increase in common shares	—	—

	For the nine months ended December 31,
	2022	2023
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 4 million units as of September 30, 2022	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 2 million units as of December 31, 2023

13.	Subsequent Events

(Repurchase of own shares)

MUFG resolved, at a meeting of the Board of Directors held on November 14, 2023, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation.

The results of the share repurchase on and after January 1, 2024, are as follows:

I.	Results of the repurchase of own shares as of the end of the month immediately preceding the date of filing of the quarterly securities report

(1)	Type of shares repurchased: Common shares of MUFG
(2)	Aggregate number of shares repurchased: 56,418,900 shares
(3)	Aggregate amount of repurchase price: JPY 72,951,348,972
(4)	Repurchase period: From January 1, 2024 to January 31, 2024
(5)	Repurchase method: Market purchases on the Tokyo Stock Exchange

(Reference)

I.	Outline of the resolution with respect to repurchase of common stock at a meeting of Board of Directors held on November 14, 2023

(1)	Type of shares to be repurchased: Common shares of MUFG
(2)	Aggregate number of shares to be repurchased: Up to 400,000,000 shares (equivalent to 3.31% of the total number of issued shares (excluding treasury shares))
(3)	Aggregate amount of repurchase price: Up to JPY 400,000,000,000
(4)	Repurchase period: From November 15, 2023 to March 31, 2024
(5)	Repurchase method: Market purchases on the Tokyo Stock Exchange

II.	Cumulative progress on stock repurchase until January 31, 2024 pursuant to the above resolution

(1)	Accumulated shares repurchased: 202,239,200 shares
(2)	Accumulated amount of repurchase price: JPY 253,552,860,980